U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    CLUSTER TECHNOLOGY CORP.
         (Name of Small Business Issuer in its charter)


           Delaware                         87-0425009
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


          5411 John's Road, Suite 601, Tampa, FL 33634
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (813) 249-7888


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $0.01


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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.   Description of Business                                    3

2.    Management's  Discussion and  Analysis  or  Plan  of      6
Operations

3.   Description of Properties                                  9

4.    Security Ownership of Certain Beneficial Owners  and     10
Management

5.    Directors, Executive Officers, Promoters and Control     11
Persons

6.   Executive Compensation                                    12

7.   Certain Relationships and Related Transactions            14

8.   Description of Securities                                 16

Part II

1.   Market Price of and Dividends on the Registrant's
       Common Equity and Related Stockholder Matters           19

2.   Legal Proceedings                                         20

3.   Changes in and Disagreements with Accountants             22

4.   Recent Sales of Unregistered Securities                   22

5.   Indemnification of Directors and Officers                 25

Part F/S  Financial Statements                                 25

Part III

1.   Index to Exhibits                                         25

2.   Description of Exhibits                                   25


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                             PART I

                ITEM 1.  DESCRIPTION OF BUSINESS

General

     Cluster Technology Corp., a Delaware Corporation, and its subsidiaries (the "Company" or "we") is engaged in the business of manufacturing, marketing and selling the DRS System, a system for the decompression of the lower back to relieve lower back pain. We are currently selling the DRS system to qualified doctors through hospitals, university teaching facilities, HMO and PPO companies and independent practices.

     The prevalence of chronic pain in the United States is large and growing. Approximately $65 billion was spent in 1999 treating chronic pain patients. The pain industry is so large that it rivals the common cold as the leading cause of physician visits as it affects over 75 million Americans.

     One of the major causes of chronic pain is low back pain. Low back pain is the leading cause of disability for workers under age 45 and represents 32% of all workers' compensation claims. Physicians will encounter more than 8 million office visits for low back pain and employers will lose almost 108 million work days. Low back pain claims are increasing at a rate 14 times faster than the US population growth. The average low back pain patient incurs over 3 years of vocational impairment and fails to respond to an average of 1.86 surgeries, takes 1.92 analgesic/narcotic medications, and has seen an average of 6.8 heath care providers.

     Cluster's mission is the successful treatment of these costly and perplexing medical problems surrounding pain management and the restoration of the patient's quality of life. Cluster's approach to this dilemma is through the development of non-surgical alternatives for the treatment of low back pain. Through years of research and development we have produced an effective and non-invasive therapy that utilizes a machine called the DRS (Decompression Reduction and Stabilization).

     Successful treatment with the DRS System and the low back pain protocol achieves benefits for the patient and the insurance company. The average cost of surgery is $50,000 while the average cost of the DRS System is $3,500 for 20 sessions. If the DRS System achieves a 70% success rate, then only 30% will be candidates for surgery. Studies have shown that while 30% may not be healed they have determined that they have received enough relief to forgo surgery. Therefore, only 1% actually follow-up the DRS treatment with surgery making the average effective cost of those same 100 patients at $18,500, a savings to the insurance company of over $31,000.

     We conduct substantially all of our operations through two wholly owned subsidiaries: (1) Professional Distribution Systems, Inc. ("PDS") and (2) Universal Pain Technology, Inc. ("UPT"). We also have one subsidiary, Universal Pain Clinics, Inc. which is inactive at this

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time.  Unless the context indicates otherwise, all references to
Cluster shall include Cluster and each of its subsidiaries.

Marketing strategy

     Our products are marketed through a network of national and international independent dealers and distributors, direct salespersons and commissioned sales representatives. We currently hold contracts with companies in Hong Kong, Canada, Greece, Italy, and the United States, and are completing negotiations with companies in Australia and Kuwait. We believe that our approach to sales and marketing is supported by the desire of our customers to identity with individual account managers, product specialists, and specialized trainers, which enables us to provide better customer service and to maintain specialized expertise in each product line. We believe that medical products are increasingly being purchased on a national account or centralized basis by healthcare networkers, which creates the need for our salespersons to maintain relationships with purchasing managers within these networks. We utilize Internet and direct-mail programs and attend trade shows to market the DRS system. We also place advertisements for the DRS System in chiropractic and medical journals.

Services and Products

     We manufacture, market and sell the DRS System for the decompression, reduction and stabilization of the lumbar spine to relieve lower back pain through our PDS subsidiary. Using a specific combination of lumbar positioning and varying the degree and intensity of force, the DRS System produces distraction and decompression of the spine. The average selling price of a DRS System is $95,000 per machine.

     The DRS System has been designed with ultra-fine component parts to achieve decompression, that is, unloading due to distraction and positioning of the intervertebral discs and facet joints. The system is specialized into its functions, offering smoothness and precision of operation. The DRS System features an aluminum and steel construction with a special omnitower.
This part is equipped with a precision multi-positional, vertical travel controller to control distraction positions and forces critical to the successful delivery of treatment indicated for many conditions associated with low back pain.

     The patient steps onto a loading platform and is automatically reclined, making the treatment easy for the patient in pain, as well as the technician operating the system. By focusing the action of the DRS System directly on the underlying lumbar spine, the apparatus produces decompression, that is, unloading due to distraction and positioning of the intervertebral discs and facet joints. Studies have shown through MRI imaging that in some cases the size of the herniation decreases dramatically alleviating the patients pain.

     The DRS System consists of a program of treatments utilizing distraction and relaxation cycles. Patients have reported significant decreases in the amount of pain during the treatment.
In fact, clinical experience with the DRS System is that some patients are returning to work in as

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little as two weeks of starting treatment. In our opinion, the
DRS System is among the advanced devices available to physicians for non-surgical treatment of the lumbar spine.

Competition

     The treatment of lower back pain and the process of pain management is highly competitive. Orthopedists, chiropractors and various physical therapists, in both office and hospital settings, provide a variety of competing approaches the objectives of which are same as those of the DRS System. We are a relatively small participant in the large lower back pain remediation market. There are numerous treatments for lower back pain, including physical therapy, medication, traction and spinal injections, which may be viewed as competition. The DRS system is sometimes offered to a patient as an alternative.

     Our ability to compete with other providers will depend on patient acceptance of the DRS System, reimbursement of treatments offered through the DRS System by third party payors, and educational of the general public about the alternatives offered
through the DRS System.   We also believe that the DRS System
affords Cluster a strategically favorable position through product differentiation.

Governmental Regulations

     All medical devices are subject to the Food and Drug Administration Regulations under the Medical Device Amendments of the Food, Drug and Cosmetic Act, as amended ("FDCA"). As such, these devices require premarket clearance or approval by the FDA prior to their marketing and sale. Such clearance or approval is premised on the production of evidence sufficient for a company to show reasonable assurance of safety and effectiveness regarding its products. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, denial of premarket clearance or approval for devices, recommendations by the FDA that Cluster not be allowed to enter into government contracts, and criminal prosecution.

     One method by which FDA approval may be obtained is to seek FDA approval through a premarket notification filing under
Section 510(k) of the FDC Act. The manufacturer or distributor of a medical devise must establish that a proposed device is substantially equivalent to another legally marketed device for which the FDA has not called for a premarket approval. The manufacturer or distributor may not place the device in interstate commerce until an order is issued by the FDA granting premarket clearance for the device. Cluster has obtained from the FDA premarket approval for the DRS System.

     Cluster must also comply with the FDA's Good Manufacturing Practice requirements. The FDA conducts inspections periodically to ensure compliance with these regulations. In addition to the foregoing, other federal and local agencies within the U.S. may impose additional regulatory requirements on us, and such actions could have a material adverse effect on our ability to do business.

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     Although Cluster believes that it will comply and will
continue to comply with all applicable regulations regarding the manufacture and sale of medical devices, such regulations are always subject to change and depend heavily on administrative interpretations. We cannot be sure that future changes in review guidelines, regulations or administrative effect, will not materially adversely affect us.

     Furthermore, the export of medical devises may be subject to foreign regulatory clearances. We believe that only a limited number of foreign countries have extensive regulatory requirements, including France, Germany, Korea and Japan. A number of European and other economically advanced countries, including Italy, Norway, Spain and Sweden, have not developed regulatory agencies for intensive supervision of such devices. Instead, they generally have been willing to accept the approval of the FDA. Therefore, a premarket approval from the FDA is tantamount to approval in those countries.

Employees

     As of February 15, 2000, we had 11 full-time employees. Of this number 9 are full time employees comprised of management, accountants, engineers and technicians. The remaining 2 are sales representatives. This number does not include manufacturer's representatives who are independent contractors rather than our employees. Our employees are not members of a labor union and we have never experienced any business interruption as a result of any labor disputes. In addition, we are anticipating hiring additional sales people and clerical staff.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                            OPERATION

REVENUES

     Fiscal Years 1998 and 1999 - Overall revenues increased a marginal 8.0% to $3,392,000 for the year ended September 30, 1999 from $3,140,336 during the same period in 1998. This increase is due primarily to the increase in actual months of selling operations. During several weeks of the 1998 period the product underwent review by the Federal Food and Drug Administration
(FDA) and was ultimately awarded a 510K approval for marketing in June of 1998. Cluster incurred a net loss of $810,620 for the year ended September 30, 1999 as compared to a net loss of $4,421,844 for the same period in fiscal 1998. A large potion of this reduction in net loss was attributable to management's decision in the prior period to write down Cluster's intangible assets.

     Quarters Ended December 31, 1999 and 1998 - Overall revenues increased 19.2% from to $950,000 for the three months ended December 31st, 1999 from $797,120 during the same period in 1998. This increase is due primarily to the development of marketing programs beginning in the spring of 1999, which resulted in higher sales during the quarter ended December 31, 1999. Cluster incurred a net loss of $25,255 for the three months ended December 31, 1999 as compared to a net loss of $324,748 for the same period in fiscal year 1999.

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     As future revenues are concerned, marginal contributions can be attributed to increased product recognition and marketing efforts and acceptance by doctors. A significant improvement in operating performance is attributable to Cluster's efforts to reduce selling, general and administrative expenses in the current period. Current management is committed to finding attributable means to revenue growth with a firm commitment towards controlling SG&A expenses.

COST OF SALES

     Fiscal Years 1999 and 1998 - Cost of sales decreased by over 20.6% to $1,030,978 for the year ended September 30, 1999 as compared to $1,298,133 for the same period in fiscal 1998. Cost of sales consists of material and the acquisition thereof, direct labor and overhead costs. For the year ended September 30, 1999 gross margins decreased to nearly 30.0% from the 41.3% for the same period in Fiscal 1998. A percentage of this decrease is attributable to the layoffs Cluster exercised during the slow selling cycles not previously encountered in the previous year.

     Quarters Ended December 31, 1999 and 1998- Cost of sales increased by 39.7% to $420,991 for the three months ended December 31, 1999 as compared to $301,292 for the same period in fiscal 1999. Cost of sales consists of material and the acquisitions thereof, direct labor and overhead costs. For the three months ended December 31, 1999 gross margins had a slight overall increase of nearly 7% to 44.3% from the 37.7% for the same period in Fiscal 1999. The slight increase in gross margins and Cost of Sales is a function of increased sales in the latter part of the calendar year and some of the raw materials carrying a 10% plus premium for rush orders to fill the late year sales demand Cluster experienced.

     While Cluster continues to add more sale staff in the coming months cost of goods sold is expected to increase proportionally to Revenue growth. However, current management is working toward more favorable terms with suppliers in order to decrease cost of goods sold and stabilize the margins towards more favorable ones.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Fiscal Years 1999 and 1998 - Selling, general and administrative expenses decreased 29.1% to $2,813,576 for the year ended September 30, 1999 as compared to $3,969,915 for the same period in fiscal year 1998. This decrease was primarily due to a significant adjustment in staffing and management that resulted in an improvement of matching costs associated with personnel as compared to corporate operations. General and administrative expenses consist primarily of personnel costs, professional service fees and general corporate expenses. Within selling, general and administrative expenses are sales and marketing expenses. Sales and marketing expenses consist primarily of costs for sales, marketing, sales commissions, medical conference participation and physician training programs. Sales and marketing expenses were approximately 30% of sales during the fiscal year ended September 30, 1999 or $798,200 as compared to 24% of sales or $753,621 in the same period in fiscal year 1998.

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     Quarters ended December 31, 1999 and 1998 - Selling, general and administrative expenses decreased 35.8% to $469,951 for the three months ended December 31, 1999 as compared to $731,530 for the same period in fiscal year 1999. This decrease is primarily due to the continued adjustments in staffing and management that resulted in an improvement of matching costs associated with personnel as compared to corporate operations. General and administrative expenses consist primarily of personnel costs, professional service fees and general corporate expenses. Within selling, general and administrative expenses are sales and marketing expenses. Sales and marketing expenses consist primarily of costs for sales, marketing, sales commissions, medical conference participation and physician training programs. Sales and marketing expenses were approximately 28% of sales or $266,800 during the three months ended December 31, 1999 as compared to 27.0% or $215,190 for the same period in fiscal 1999.

     We anticipate that sales and marketing expenses will increase in absolute dollars as we continue to develop our sales force and expand our physician training programs. The stability of our selling and marketing costs is dependant upon Cluster continuing to move to more corporate employed sales representatives versus the higher paid, commission only, manufacturers representatives. Current management is in favor of this direction and is implementing changes throughout the sales force. The greatest contributor to periodic volatility of selling costs in the past has been costs associated with incentives and increased commissions that is consistent with the increased sales volume.

     We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional expenses related to our operation as a public company. However, current management has been successful in the reclassification of pervious higher paid management positions into general staffing positions with direct results contributing to decreases in expenses.

IMPAIRMENT LOSS EXPENSES

     Fiscal Years 1999 and 1998 - During the year ended September 30, 1999, no amount of impairment loss was charged to our profit and loss statement due to management's determination that Cluster would likely not derive future economic benefit from the remaining balance of this asset. This adjustment compares with $777,000 allocable to the same period in fiscal 1998. We do not expect this expense to increase materially in future periods because we believe that Cluster will realize future economic benefit from the prior investments in the aforementioned companies, the cost of which investment should fairly be matched with and charged against operating profits over the applicable future accounting periods corresponding with the underlying asset's remaining useful life.

     Quarters Ended December 31, 1999 and 1998 - During the three months ended December 31, 1999 and 1998, no amount of impairment loss was charged to our profit and loss statement.

     Cluster's policy is to amortize the excess of investments in consolidated subsidiaries over the net asset value at acquisition and intellectual property rights" over a five-year period. The

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underlying asset, "excess of investment in consolidated
subsidiaries over the net asset value at acquisition" represents amounts paid by Cluster for subsidiaries in excess of the book value of the assets of those companies at the time the various acquisitions were made (which is similar to goodwill). We assess this asset periodically to "revalue" or "reappraise" its future economic benefit to Cluster in accordance with generally accepted accounting principals to determine if its value as reported on Cluster's balance sheet is fairly stated.

     If because of such factors as a significant adverse event or some change in the environment in which Cluster operates, or if expected future cash flows discounted to the present were to be determined to be less than the asset's net carrying value, we would record an impairment loss charge to our operating statement, which we have done in prior reporting periods, in the accounting period in which such determination would be made, which treatment would effectively reduce the net carrying amount of the asset. If we deem that no such adjustment is necessary, the asset is simply amortized in accordance with our stated policy, on a straight line basis over five years.

AMORTIZATION COSTS

     Fiscal Years 1999 and 1998 - Consistent with the treatment discussed immediately above, the adjusted gross book value of the asset "cost in excess of fair value of assets acquired and intellectual property right," of $368,200 is to be amortized over a five year period, its estimated useful life. For the year ended September 30, 1999 $298,800 was charged against income consistent with Cluster's amortization policy, as compared with $1,115,900 for the comparable period in fiscal year 1998. In the future, this charge to income should decrease as most of the underlying asset has been written down.

     Quarters Ended December 31, 1999 and 1998 - For the three months ended December 31st, 1999 $74,700 was charged against income consistent with Cluster's amortization policy, as compared with $74,700 for the comparable three month period in fiscal 1999.

LIQUIDITY

     As shown in the accompanying financial statements, Cluster has incurred significant operating losses and has a negative net working capital position. Cluster's continued existence is presently dependent upon the generation of funds from future profitable operations. Cluster's intentions are to continue to reduce overhead and focus on its core competencies.

ITEM 3.  DESCRIPTION OF PROPERTIES

     Our executive offices and manufacturing facilities are currently located at 5411 Johns Road, Suite 601, Tampa, Florida 33634. The facility consists of approximately 11,063 square feet of leased office space under a 30 month lease that expires July 2002. The monthly rental payment is $5,071.

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  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

     At January 31, 2000, Cluster had 18,202,171 shares of its Common Stock issued and outstanding. The following table sets forth, as of January 31, 2000, the beneficial ownership of Cluster's Common Stock (i) by each director of Cluster; (ii) by all directors and officers as a group and (iii) by persons who are known by Cluster to own beneficially more than 5% of Cluster's Common Stock.. Cluster obtained the information for this table from United Stock Transfer, Inc., its transfer agent.

Name of Beneficial Owner(1)  Number of Shares  Percent of Class

James Gibson                 1,475,000(2)      8.1%
5411 John's Road, Suite 601
Tampa, FL 33634

Al Mirman                    1,052,000(3)      5.8%
5411 John's Road, Suite 601
Tampa, FL 33634

Alvin Siegel                 600,000(4)        3.3%
5411 John's Road, Suite 601
Tampa, FL 33634

David Yeager                 392,858(4)        2.2%
5411 John's Road, Suite 601
Tampa, FL 33634

All Officers and Directors   3,092,858         17.0%
as a Group (5 persons)

Ira Smolev                   1,250,000         6.9%
350 Camino Gardens Blvd.,
Suite 200
Boca Raton, Florida 33432

Carlos Becerra               1,375,000         7.6%
940 Edgewater Court
Atlanta, Georgia 30328

John Frankum                 1,150,000         6.3%
315 Starbuck Run
Longwood, Florida 32799

Footnotes to table on following page.

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(1)  Unless otherwise indicated and subject to applicable
community property laws, each stockholder has sole voting and investment power with respect to all shares of Cluster's common stock beneficially owned by such stockholder.

(2)  Mr. Gibson's shares are held jointly with his wife, Lori
Gibson. Includes 350,000 options that are immediately exercisable at exercise prices ranging from $0.10 to $3.38 per share and 125,000 options that are immediately exercisable at an exercise price of $0.50 per share.

(3) Includes 250,000 shares held by Ilene Mirman, Mr. Mirman's wife and 250,000 shares held by NW Holdings, Inc., a Florida corporation controlled by Mr. Mirman. Includes 125,000 options that are immediately exercisable at an exercise price of $0.50 per share. Also includes 277,000 options that are held by First Level Capital, Inc., a Florida corporation controlled by Mr. Mirman, that are immediately exercisable at an exercise price of $0.15 per share and 150,000 options held by JI Consulting, Inc., an affiliated company in which Mr. Mirman's wife is an executive officer, that are immediately exerciseable at an exercise price of $0.10 per share.

(4) Includes 125,000 options that are immediately exercisable at an exercise price of $0.50 per share.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Executive Officers

     The directors and executive officers of Cluster are as follows:

Name                  Age   Position                            Since

James J. Gibson, Jr.  33    Chief Executive Officer, President, 1999
                            Director
Diane Levesque        34    Treasurer and Secretary             1999
Alvin Mirman          62    Chairman of the Board               1999
Alvin Siegel          66    Director                            1999
David Yeager          56    Director                            1999

     James J. Gibson, Jr. has served as the President of Cluster since November 28, 1999, as a Director since March 2, 1999 and as a Chief Executive Officer since August 1, 1999. Mr. Gibson served as Chief Operating Officer from September 1996 to November 1999 and Controller of Cluster from September 1996 to June 1998 and as Secretary and Treasurer from April 1999 to July 1999. Before joining Cluster, Mr. Gibson served as a financial operations consultant for the Florida Department of State in
Health Agency Services from June 1995 until September 1996.   Mr.
Gibson passed the CPA exam in November 1996. Mr. Gibson has also served as a non-commissioned officer in a special operations unit of the United States Marine Corp.

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     Diane Levesque has served as Treasurer and Secretary of
Cluster since July 1999. From June 1998 through the present date , Ms. Levesque, has served as controller of Cluster. From November 1993 through May 1998, Ms. Levesque served as a Chief Operations Officer with the Florida Department of Health & Human Services.

     Alvin Mirman has served as a Director of Cluster since July 1999. From January 1998 to the present, Mr. Mirman has been a principal at First Level Capital, Inc., an NASD registered broker-dealer which provides investment banking services to early stage companies. From June 1997 until September 1998, Mr. Mirman served as the Director of Research at Grady & Hatch, an investment banking firm with its headquarters in New York. From July 1994 until June 1997, Mr. Mirman served as the Director of Research at Commonwealth Associates, an investment banking firm.

     Alvin Siegel has served as a Director of Cluster since August 1999. From 1983 until the present date, Mr. Siegel has served as the Chief Operating Officer of Perry H. Koplik & Sons, Inc., a trading company in the pulp and paper business. From 1980 until 1983, Mr. Siegel served as the owner and president of United Woodpulp Corp., a pulp and paper international broker.

     David Yeager has served as a Director of Cluster since August 1, 1999. Mr. Yeager retired in April 1994. However, during his retirement, Mr. Yeager has worked as an independent business consultant. From November 1991 until April 1994, Mr. Yeager served as the Director of Acquisitions and Administration at ANFK/Pillsbury in Clyman, Wisconsin. From November 1991 until December 1996, Mr. Yeager served as the Chief Financial Officer at Ehmann Olive Co.

Director's Compensation

     Directors who are full-time employees of Cluster receive no additional compensation for services rendered as directors of Cluster or as members of any committees of the Board. Directors who are not full-time employees of Cluster receive reimbursement of out-of-pocket expenses for attendance at Cluster's Board Meetings. All directors received non-qualified options to purchase 125,000 shares of common stock at an exercise price of $0.50 per share (the opening bid price of the common stock on the date of grant) for their services on the Board in 1999 and as an incentive for future services. Additionally, the Chairman devotes a substantial portion of his time to Cluster and receives a monthly stipend of $5,000 per month.

                 ITEM 6.  EXECUTIVE COMPENSATION

     The Summary Compensation Table sets forth compensation earned by James J. Gibson, Jr., Cluster's Chief Executive Officer and Chairman (the "Named Executive Officer"), for services rendered in all capacities to Cluster during each of Cluster's three fiscal years beginning September 30, 1997, and ending September 30, 1999. No other principal executive officer received a total annual salary and bonus from Cluster which exceeded $100,000 during fiscal 1999.

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                        Annual             Long Term
                     Compensation        Compensation

                                     Restricted   Securities    All
Name and     Year   Salary   Bonus     Stock      Underlying    Other
Position                               Awards    Options/SAR's  Compensation

James J.     1999  $170,000  $61,000 625,000(1)      0         $112,500(2)
Gibson       1998  $135,000  $27,000     0           0              0
  Chief      1997  $ 87,500  $10,000     0           0              0
  Executive
  Officer
  and President
________________________

(1)  Represents 250,000 shares of restricted stock awarded to Mr.
Gibson on March 25, 1999, valued at $0.10 per share, the fair market value on the date of the grant.

(2) Represents the net value of stock options exercised during fiscal 1999. See footnote (1) to the table below under the caption "Aggregated Option /SAR Exercises in the Last Fiscal Year and FY-End Option/SAR Values."

Stock Options

     The following table sets forth information concerning options granted during the fiscal year ended September 30, 1999 to the Named Executive Officer.

                Option Grants in Last Fiscal Year

              Number of    % Of Total
              Securities    Options
              Underlying    Granted      Exercise    Expiration
Name           Options    to Employee     Price         Date
               Granted         in         ($ per
                          Fiscal year     share)

James J.      750,000(1)    79% (2)       $0.10        7-05-04
Gibson, Jr.
____________________________

(1) The options were exercisable immediately and Mr. Gibson exercised these options on July 27, 1999. See "Aggregated
Option/SAR Exercises in Last Fiscal Year and FY-End Options/SAR
Values."

(2) Cluster granted 1,450,000 options to its employees last year.

     As of this date, Cluster has granted 125,000 stock options to its directors and officers at an exercise price of $2.38 per share and 125,000 additional stock options at an execise price of $0.50.

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 Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End
                        Option/SAR Values

     On July 27, 1999, Jim Gibson exercised his stock option to acquire 750,000 shares of Cluster's common stock at an exercise price of $0.10 per share. As a result of such exercise, Cluster issued 750,0000 shares of its common stock to Mr. Gibson.


Name        Shares                   Number of             Value of
          Acquired on    Value      Unexercised     Unexercised In-the Money
          Exercise(#)  Realized     Options/SARS    Options/SARs At FY-End ($)
                                    at FY-End (#)   Exercisable/Unexerciseable
                                    Exercisable/
                                   Unexerciseable

James J.   750,000   112,500(1)     350,000/ 0                0/ 0
Gibson, Jr.
__________________________

(1) Value is based on the difference between the closing price of Cluster's Common Stock on July 27, 1999, the date on which the Option was exercised ($0.15) and the option exercise price
($0.10) times the number of options exercised (750,000).

Employment Agreements

     James Gibson is employed by Cluster under a four-year employment agreement, effective as of November 20, 1998. The employment agreement expires on January 1, 2002. Under the terms of the employment agreement, which includes confidentiality and non-competition provisions, Mr. Gibson received a monthly salary of $10,000 per month from the period beginning November 20, 1998 through December 31, 1998. From January 1, 1999 through September 30, 1999, Mr. Gibson received a salary of $128,000. As of November 1, 1999, the Board has set Mr. Gibson's annual salary at $170,000. Mr. Gibson is entitled to receive a bonus equal to
the number of DRS units sold each month times $2,000.   Cluster
also pays Mr. Gibson a $1,250 per month automobile allowance. If Cluster sells its business or if it terminates Mr. Gibson's employment without cause, Mr. Gibson is entitled to receive a single sum payment of $200,000. Both Cluster and Mr. Gibson may terminate the employment agreement at any time by providing written notice to the other party.

     Over the course of his employment with Cluster, Mr. Gibson has deferred his salary at several times when Cluster has had liquidity problems. At various times during the ten month period from November 1998 until August 1999, Mr. Gibson did not receive his paycheck. Mr. Gibson has also loaned money to Cluster and taken certain other actions on behalf of Cluster, which are described in greater detail in "Certain Relationship and Related Transactions."

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the last three fiscal years and through the date hereof, there is no currently proposed transaction, or series of similar transactions, to which Cluster was or is to be party in which the amount involves exceeds $60,000 and in which any current, director, executive officer or holder or more than 5% of any class of Cluster's voting securities or members of such person's immediate family had or will have a direct or indirect material interest other than the transactions described herein.

     During one ten month period from November 1998 until August 1999, Mr. Gibson, Cluster's Chief Executive Officer and President, personally loaned over an aggregate of $100,000 to Cluster. Mr. Gibson did not receive any interest on these loans. Cluster also uses Mr. Gibson's personal credit card for all credit purchases and travel expenses. Although Mr. Gibson is reimbursed for these expenditures, he will be responsible for these expenses if Cluster is unable to reimburse him. Furthermore, in April 1999 when Cluster had severe liquidity problems, Mr. Gibson purchased two DRS Systems at a purchase price of $95,000 per system in order to infuse additional capital into Cluster. Mr. Gibson purchased these systems under a standard five (5) year leasing agreement with AEL Leasing Company, a company that customarily provide financing to end users who purchase the DRS System. Mr. Gibson has a personal liability in excess of $250,000 for these DRS Systems.

     In November 1998, Cluster's former Board of Directors, negotiated a severance package with John Frankum, the former President and director of Cluster. Included in the severance package were all of Cluster's intellectual property rights in the form of a UCC-1 security agreement against monies owed. The monies owed were representative of accrued salary during the development stages of Cluster. The directors that negotiated this package were removed by Cluster's shareholders on July 30, 1999 and are no longer involved in Company matters. This matter is now being contested in ongoing litigation. See "Business - Litigation."

     In November 1998, Cluster entered into an exclusive world-wide distribution, marketing and licensing agreement (excluding the United States of America, Canada and Greece) with John Frankum, who was Cluster's former President. Among other items, the Marketing Agreement covered Cluster's proprietary rights, interests, contract rights and license rights with regard to the Shealy Pain Program, the Shealy DRS System and the Shealy PCU Unit. This Marketing Agreement has since been canceled and is
now part of ongoing litigation.   See "Business - Litigation."

     During the summer of 1999, Cluster retained First Level Capital, Inc., an NASD registered broker dealer ("First Level"), to assist it in raising capital in a private offering. Mr. Mirman is a principal of First Level and is Chairman of Cluster. However, Mr. Mirman was not the Chairman, when Cluster entered into its private placement agreement with First Level. A condition of the placement agreement was that First Level received one seat on Cluster's Board of Directors. In the 1999 private offering, First Level received a non-accountable expense allowance of $32,572.50 and commissions equal to $86,860, eight
percent of the proceeds raising in the offering.   First Level
Capital also received a warrant to acquire 250,000 shares of Cluster's common stock at an exercise price of $.10 and 277,000 shares of Cluster's common stock an exercise price of $.15 per share. JI Consulting, Inc., an affiliated company, received an option to purchase 150,000 shares at an exercise price of $.10 per share.

     In the fall of 1997, Grady & Hatch and Co. acted as the sales agent in Cluster's unit offering. Mr. Mirman, Cluster's
Chairman, was a principal at Grady & Hatch and Co., Inc. in

1997; however, he was not a director at the time that Cluster retained Grady & Hatch. Grady & Hatch received commissions equal to $200,000 and a non-accountable expense allowance of $60,000. Grady & Hatch also received warrants to acquire 75,000 shares of Cluster's common stock at an exercise price of $0.10 per share and warrants to purchase 75,000 additional shares at an exercise price of $2.00 per share.

               ITEM 8.  DESCRIPTION OF SECURITIES

     We are authorized to issue up to 50,000,000 shares of Common Stock, par value $0.01 per share ("Common Shares"), and 1,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Shares"). As of the date hereof, there are 18,202,171 Common Shares outstanding and no shares of Preferred Stock are outstanding.

Common Stock

     The holders of the common stock are entitled to one vote for each share held, and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders, subject to, and qualified and limited by, the Series A Preferred Stock. Upon liquidation, shares held by them after our payment of liabilities and liquidation preference on any preferred stock which may be outstanding. The holders of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of our common stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

Preferred Stock

     Within the limits and restrictions contained in our Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issued up to 1,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. There are presently no shares of Preferred Stock outstanding.

     Shares of Preferred Stock issued by Cluster could be utilized, under certain circumstances, to make an attempt to gain control of Cluster more difficult or time consuming. For example, shares of Preferred Stock could be issued with certain rights which might have the effect of diluting the percentage of our common stock owned by a significant stockholder, or issued to purchasers who might side with management in opposing a takeover bid, which our Board of Directors determines is not in the best interests of Cluster and its shareholders. A takeover transaction frequently affords shareholders the opportunity to sell their shares at a premium over current market prices.

Warrants

     Our Warrants were issued in connection with our 1997 private offering. Warrants to purchase 183,500 shares of common stock were issued in October and November 1997. Each of these Warrants entitles the holder to purchase one share of Common Stock at an exercise price of $1.50 per share. The Warrants are exercisable until July 31, 2002, unless such period is extended by Cluster. The exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants is subject to increase or decrease upon the happening of certain corporate events.

     The Warrants may be called at the sole option of Cluster, upon thirty days prior written notice to the registered holders thereof, so long as the Common Stock trades above $6.00 per share for 20 consecutive trading days ending not more than 30 days prior to the date the notice of redemption is given. Any such redemption shall be for all outstanding Warrants. If Cluster elects to redeem the Warrants, the Warrant holders shall have the right to exercise their Warrants until the redemption date, and thereafter the holders shall only be entitled to receive the redemption price thereof.

     The Warrants do not confer upon their holders any voting, dividend or other rights as shareholders of Cluster. The Warrants have certain piggy-back and demand registration rights. The demand registration rights are exerciseable by Grady & Hatch, the sales agent in the 1997 offering, for a two year period, which began on November 20, 1998 and expires on July 31, 2002. The Sales Agent has the right to exercise the demand registration rights on one occasion during this time period, provided that Cluster's common stock is trading at a price at least equal to the exercise price of the Warrants, which is $1.50 per share.

     The piggy back registration rights are exerciseable beginning on November 19, 1998 and expiring on July 31, 2002. We may require resale of Warrant Shares to be registered in a piggy-back registration to be restricted for a period of 90 days or completion of the offering, whichever is longer, to the extent that the underwriter of any proposed offering by Cluster reasonably believes that registration of the Warrant Shares by investors would jeopardize such proposed offering. If the Warrant Shares are included in a Piggy-back Registration registering common stock to be offered by Cluster, investors wishing to register their Warrant Shares would be required to agree to offer their securities to the public at the same price and on the same terms as Cluster's securities. Cluster will cover all expenses of registration in the forgoing circumstances, other than underwriting discounts and commissions and the fees and disbursements of counsel for the investors electing to include their securities in such registration. Cluster and the investors electing to register their Warrant Shares shall indemnify each other against certain liabilities, including liabilities arising under the Securities Act, resulting from any registration statement filed by Cluster covering the Warrant Shares of such investors.

     In connection with these piggy-back registration rights, we also agreed that we would file a registration statement pertaining to the Warrant Shares in the states where the holders of the Warrant Shares reside. However, we do not have to file any applications in any state where we are required to consent to general service of process, amend our articles of incorporation or bylaws, or escrow Cluster's securities held by officers, directors or principal shareholders. Further, if the holders of Warrant Shares refuse to comply with a state requirement that holders escrow or lock-up Warrant Shares, Cluster would have no obligation to pursue registration of the holders of Warrant Shares in that State.

Business Combination Provisions

     We have opted out of the Delaware statute regulation "business combinations," defined to include a broad range of transactions between Delaware corporations and "interested stockholders" defined as persons who have acquired at least 15% of a corporation's stock.

Certain Limited Liability and Indemnification Provisions

     Cluster's Certificate of Incorporation, as amended, limits the personal liability of its officers and directors. Specifically, the directors of Cluster will not be personally liable to Cluster or its shareholders for breach of their fiduciary duties as officers and directors, except to the extent that the elimination or limitation of liability is in contravention of the DBCA, as amended. This provision will generally not limit liability under state or federal securities laws.

     Article 10 of Cluster's Certificate of Incorporation provides that each director, officer and employee of Cluster shall be indemnified by Cluster in accordance with and to the fullest extent permissible by applicable law.

     Section 8.01 of Cluster's Bylaws provides that Cluster shall have the power to indemnify any officer, director, employee or agent, who was or is a party or is threatened to be made a party to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigation by reason of the fact that he is or was an officer, director, employee or agent of Cluster, if the person (a) acted in good faith and (b) in a manner he reasonably believed to be in or not opposed to the best interests of Cluster, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction or on a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Cluster, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     Section 8.02 provides that Cluster shall have the power to indemnify any director, officer, employee or agent for any claims brought as a shareholders derivative action if such person acted in a manner he reasonably believed to be in or not opposed to the best interest of Cluster, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Cluster unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 of the Bylaws provides that to the extent that an officer, director, employee or agent has been successful on the merits of the case, Cluster will indemnify him for expenses actually and reasonably incurred. Unless ordered by a court, Cluster will only give other indemnification if the director has met the applicable standard of conduct set forth in Section 8.01 or 8.02, which determination will be made by (1) a majority vote of the Board of Directors who were not parties to such action,
(2) independent legal counsel or (3) by the stockholder by a majority vote. Section 8.04 provides that Cluster may advance expenses to an officer or director in defending a civil or criminal action, if the director or officers undertakes to repay such amount if it is ultimately determined that he is not entitled to be indemnified by Cluster as authorized under the By-laws.

     Insofar, as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of Cluster pursuant to the foregoing provisions, Cluster has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

Transfer Agent

     The Transfer Agent for our common stock is United Stock
Transfer, Inc., 3615 Huron Street, Suite 104, Englewood, Colorado
80110-3494.

                             PART II

   ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Quotations for the Company's common stock appear on the "Pink Sheets" published by the National Quotation Bureau. The following table sets forth for the respective periods indicated the prices of the Company's Common Stock in the over-the-counter market, as reported and summarized by the National Quotation Bureau. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar     Quarter      High Bid ($)           Low Bid ($)
Ended

December 31, 1997           2.875                 1.625
March 31, 1998              2.125                  1.50
June 30, 1998               1.625                  0.75
September 30, 1998           0.75                0.1875

December 31, 1998          0.4375               0.09375
March 31, 1999             0.4375                0.1875
June 30, 1999               0.375                0.1875
September 30, 1999           0.70                0.1875

December 31, 1999           0.375                 0.125

     Of the 18,202,171 shares of Cluster's common stock issued and outstanding prior to the exercise of any Warrants, 2,597,515 shares are currently freely tradeable. In addition, the 400,000 shares of common stock underlying the Warrants will also be freely tradeable into the public market immediately upon issuance. Sales of substantial amounts of this common stock in the public market could adversely affect the market price of our common stock. Furthermore, all of the remaining shares of common stock presently outstanding are restricted and/or affiliates securities, which are not presently, but may in the future be sold, pursuant to Rule 144, into any public market that may exist for the common stock. Future sales by current shareholders could depress the market price of our common stock in any such market.

     In general, under Rule 144 as currently in effect, a person (or group of person whose shares are aggregated), including affiliates of Cluster, can sell within any three-month period, an amount of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class or (if the stock becomes quoted on NASDAQ or a stock exchange), the reported average weekly trading volume during the four calendar weeks preceding the sale; provided that at least one year has elapsed since the restricted securities being sold were acquired from Cluster or any affiliate of Cluster, and provided further that certain other conditions are also satisfied. If at least two years have elapsed since the restricted securities were acquired from Cluster or an affiliate of Cluster, a person who has not been an affiliate of Cluster for at least three months can sell restricted shares under Rule 144 without regard to any limitations on the amount.

     Cluster has never paid dividends, nor does it anticipate doing so. Cluster expects that it will retain all available earnings generated by our operations for the development and growth of our business.

                   ITEM 2.  LEGAL PROCEEDINGS

     Except for certain matters described herein, Cluster is involved in litigation matters, which are incident to its normal operations. In five litigation matters Cluster has been named as a defendant. In one litigation matter, Cluster is a plaintiff. None of the actions involve a product liability claim.

     Frankum v. Cluster Technology Corp., et. al., Case No. 99-769, Circuit Court of Seminole County, Florida. This action was filed on April 12, 1999, by John Frankum, a former officer and director of Cluster. Mr. Frankum alleges in this suit that Cluster breached a severance agreement between Mr. Frankum and Cluster (the "Severance Agreement"). Included in this severance package was a UCC-1 security agreement collateralizing the severance package with all of Cluster's intellectual property.
We have filed a motion to dismiss this action, and the defendants intent to vigorously defend the litigation. This case is in its preliminary stages, and no discovery has been conducted. We are unable to evaluate the likelihood that this litigation will be resolved favorably or unfavorably to us, or to estimate the amount or range of any potential loss.

     Frankum v. Cluster Technology Corp., et. al., Case No. 99-1139, Circuit Court of Seminole County, Florida. This action was filed on May 28, 1999 by John Frankum, a former officer and director of Cluster. Mr. Frankum alleges in this suit that Cluster breached a Distribution, Marketing and Licensing Agreement between Frankum and Cluster. Mr. Frankum also alleges that Cluster and certain of its subsidiaries (Universal Pain Technology, Inc., Universal Pain Clinics, Inc. and Professional Distribution Systems, Inc.) breached other ancillary obligations relating to the agreement. We have filed a Motion to Dismiss this action, and the defendants intend to vigorously defend the litigation. The case is in its preliminary stages, and no discovery has been conducted. We are unable to evaluate the likelihood that this litigation will be resolved favorably or unfavorably to Cluster or to estimate the amount or range of any potential loss.

     Williams, et. al. v. Gibson, et. al., 99-7045, Circuit Court or Orange County, Florida. This action was filed on August 20, 1999 by David Williams and Carlos Becerra, former officers and directors of Cluster. The Complaint alleges that Cluster improperly conducted and calculated a vote of its shareholders that resulted in the removal of Messrs. Williams and Becerra from their positions as directors of Cluster. Cluster (and other individual defendants) intend to vigorously defend the litigation. A motion for a preliminary injunction brought by Messrs. Williams and Becerra to enjoin current management from managing Cluster was denied, and discovery in the matter has commenced. We are unable to evaluate the likelihood that this litigation will be resolved favorably or unfavorably to Cluster, or to estimate the amount or range of any potential loss.

     Becerra v. Cluster Technology Corp., 99-7619, Circuit Court of Orange County, Florida. This action was filed on September 16, 1999 by Carlos Becerra, a former officer and director of Cluster. The complaint alleges that Cluster breached a severance agreement Becerra and Cluster. Cluster intends to vigorously defend the litigation. The case is in its preliminary stages, and no discovery has been conducted. We are unable to evaluate the likelihood that this litigation will be resolved favorably or unfavorably to Cluster, or to estimate the amount or range of any potential loss.

     Quaker State Leasing Company v. Cluster Technology Corp., 99-621-CA-16-G, Circuit Court of Seminole County, Florida. This action was filed on February 10, 1999, by Quaker State Leasing Company, assignee to Lear Financial Corporation, a company, which leased equipment to Cluster,. The action seeks to domesticate and collect in Florida a judgment that was entered against Cluster in Pennsylvania. The amount of the foreign judgement is $615,508.64. Quaker State has agreed to settle the judgement by accepting current payments from Cluster on the leases and future payments from assignees of the leases from Cluster.

     Ronald G. Sheppard v. Cluster Technology Corporation, et.
al. , Cause No. IP97-1005-C-Y/G, United States District Court,
Southern District of Indiana.  This action was filed on June 20,
1997 by Ronald Sheppard, a former officer and employee of Cluster. This litigation relates to

Cluster's cancellation of certain stock owed to Mr. Sheppard.
Mr. Frankum was the President of Cluster when Mr. Sheppard's stock was issued. The parties are presently involved in settlement negotiations.

     Cluster Technology Corporation v. Carlos Becerra, et. al., Case No. 99-CA-1648-15-E, 18th Judicial Circuit in and for Seminole County, Florida. On August 17, 1999, Cluster filed an action against the former shareholders of PDS, in the 18th Judicial Circuit in Seminole County, Florida. In this action, Cluster alleges that the defendants misrepresented the value of the intellectual property in the PDS transaction. Cluster has asked the court to rescind the PDS transaction, cancel Cluster's common stock issued to the Defendants and return PDS to the Defendants as well as the PDS capital stock which Cluster had exchanged with the Defendants. The case is in its preliminary stages, and some discovery has been conducted. We are unable to evaluate the likelihood that this litigation will be resolved favorably or unfavorably to Cluster, or to estimate the amount or range of any potential loss.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not Applicable.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth Cluster's sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). Except for the sale of shares in August 1997 and July 1999, no underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on
Section 4(2) and/or Section 3(b) of the Securities Act.

     1.   On May 1, 1997, Cluster issued 30,000 shares to Douglas
A. Narlow and Raymond V. Narlow at a purchase price of $1.50 per share. Inasmuch, as Douglas Narlow and Raymond V. Narlow, were knowledgeable and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     2. On June 25, 1997, Ira Smolev exercised an option to acquire 1,250,000 shares of Cluster's common stock at an exercise price of $.10 per share. Mr. Smolev paid for the option with cash. The exercise of the option by Mr. Smolev was made in reliance on Section 4(2) of the Securities Act. Mr. Smolev represented that he had no need for liquidity in his investment and had adequate financial resources to withstand a total loss of their investment. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     3. In August 1997, Cluster sold 40 units in a private offering at an offering price of $50,000 per unit. Each unit consisted of 28,571 shares of common stock and 10,000 warrants. Cluster closed the offering on November 19, 1997. The offering and sale of the units was made in reliance on Rule 506 of the Securities Act of 1933, as amended. The units were only offered and sold to accredited investors. Cluster used Grady & Hatch (the "Sales Agent") as its underwriter in the offering. The Sales Agent received a commission equal to 10% of the gross proceeds. As additional compensation, the Sales Agent received unit warrants to purchase 75,000 shares of common stock at an exercise price of $0.10 per share and warrants to purchase 75,000 additional shares at an exercise price of $2.00 per share. Cluster agreed to grant the Sales Agent the same registration rights with respect to the shares underlying its warrants as the registration rights attached to the warrants included in the units. Cluster and the Sales Agent also entered into a consulting agreement for a term of one year upon sale of the minimum number of Units offered.
For investment banking and advisory services provided to Cluster, the Sales Agent received warrants to purchase 100,000 shares of common stock exercisable at a price of $0.10 per share and warrants to purchase an additional 100,000 shares at an exercise price of $2.00 per share, with the same registration rights as the other warrants granted the Sales Agent.

     4. On March 12, 1998, Cluster acquired The Shealy Institute, Inc.("TSI") and issued 500,000 shares of its common stock to the Holos Institute, the sole shareholder of TSI. Inasmuch as the Holos Institute was knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     5. On June 27, 1998, Cluster issued 25,000 shares to Steven Victor and 15,000 shares to Bob Rose as compensation for services that such persons rendered to Cluster. In as much as Mr. Victor and Mr. Rose were knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     6. On March 25, 1999, Cluster granted Jim Gibson and David Williams 250,000 and 700,000 shares of Cluster's common stock, respectively, as compensation for services that they had performed for Cluster. In as much as Mr. Gibson and Mr. Williams were knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     7. On March 25, 1999, Cluster issued shares to persons for services that they had performed on behalf of Cluster. Cluster issued 40,000 shares to Charles Buchert, 20,000 shares to Richard Buchert and 25,000 shares to Steven Roemer. In as much as these individuals were knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     8. Raymonde Narlow purchased 200,000 shares in a private placement at a purchase price of $1.50 per share. In as much as Mr. Narlow was knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     9. On April 30, 1999, Cluster issued an additional 858,254 shares of its common stock to the accredited investors that had purchased shares of its common stock in its unit offering (described in paragraph 6). The offering contained a provision that provided that the shareholders would receive an issuance of additional shares if Cluster failed to meet established EPS target. Cluster fell short of its target and issued these additional shares in reliance on Rule 506 of the Securities Act of 1933, as amended. The shares had restrictive legends.

     10. On July 12, 1999, Cluster conducted a private offering under Rule 506 of the Securities Act. The offer and sale was made only to accredited investors, as such term is defined in the Securities Act and Cluster used First Level Capital, Inc. as its placement agent ("Placement Agent"). The Offering was conducted in two tranches. In the first tranche which began on July 4 and ended on July 30, Cluster sold 4,200,0000 shares of its common stock at a price of $0.10 per share. In the second tranche, which began on August 4, 1999, Cluster sold 3,013,000 shares of its common stock at a price of $0.15 per share. Cluster's Board of Directors deemed it advisable to increase the offering price in the second tranche to $0.15 per share, because an investment in Cluster was less risky after the initial $420,000 in seed capital had been raised. Legends were placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     The Placement Agent received a commission equal to $69,800 or 8% of the gross proceeds of the offering and a non-accountable expense allowance equal to $26,175 or 3% of the gross proceeds of the offering. The Placement Agent also received warrants to acquire 400,000 shares of common stock of Cluster at an exercise price of $0.10 per share and the right to have one of its designees appointed to Cluster's Board of Directors.

     11. On July 19, 1999, Cluster issued 250,000 shares to N.W. Holdings, Inc. In as much as N.W. Holdings was knowledgeable, sophisticated and had access to comprehensive information about Cluster, the shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

     12. On July 28, 1999, James Gibson and Lori Gibson exercised their options to purchase 750,000 shares of Cluster's common stock at an exercise price of $0.10 per share. The Gibsons paid for the warrants with cash. The exercise of the warrants by the Gibsons was made in reliance on Section 4(2) of the Securities Act. The Gibsons represented that they had no need for liquidity in their investment and had adequate financial resources to withstand a total loss of their investment.

     13. On July 28, 1999, Timothy Exarhos exercised his option to acquire 500,000 shares of Cluster's common stock at an exercise price of $0.10 per share. Mr. Exarhos paid for the warrants with cash. The exercise of the warrants by Mr. Exarhos was made in reliance on Section 4(2) of the Securities Act. Mr. Exarhos represented that he had no need for liquidity in his investment and had adequate financial resources to withstand a total loss of their investment.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As authorized by Delaware law, directors and officers of Cluster are indemnified against liability under certain circumstances. Reference is made to Article XIV of Cluster's
Certificate of Incorporation, and "Description of Securities."

                            PART F/S
                      FINANCIAL STATEMENTS

     The financial statements of Cluster Technology Corp. appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS
                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

Exhibit  Form 1-A  Title of Document
  No.      Ref.
           No.
  1        (2)    Certificate of Incorporation, as Amended
  2        (2)    Bylaws
  3        (6)    Employment Agreement/ James Gibson, Jr.
  4        (6)    Form of Option Agreement issued to Directors
  5        (6)    Distribution Agreement with John Frankum
  6        (6)    Severance Agreement with John Frankum
  7        (6)    Lease Agreement for Tampa, Florida Facility
  8         --    Financial Data Schedule

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              CLUSTER TECHNOLOGY CORP.


Date: March 6, 2000           By: /s/ James J. Gibson, Jr., Chief
                              Executive
                                          Officer, President

     In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: March 6, 2000             /s/   James   J.  Gibson,   Jr.,
                                 Director


Dated: March 6, 2000             /s/    Diane   Levesque,   Chief
                                 Financial Officer


Dated: March 6, 2000             /s/  Alvin  Mirman, Chairman  of
                                 the Board


Dated: March 6, 2000            /s/ Alvin Siegel, Director


Dated: ___________, 2000         _______________________________
                                 David Yeager, Director

                    CLUSTER TECHNOLOGY CORP.

                            INDEX TO
                      FINANCIAL STATEMENTS

                                                        Page
Quarters Ended December 31, 1999 and 1998

Consolidated Balance Sheets - December 31, 1999 and      F-2
1998, Unaudited

Consolidated Statements of Operations - Three Months
  Ended December 31, 1999 and 1998, Unaudited            F-3

Consolidated Statements of Cash Flows - Three Months
  Ended December 31, 1999 and 1998, Unaudited            F-4

Notes to Unaudited Consolidated Financial Statements     F-5

Fiscal years Ended September 30, 1999 and 1998

Report of Independent Certified Public Accountants       F-6

Consolidated Balance Sheets - September 30, 1999 and     F-7
1998

Consolidated Statements of Operations - Fiscal Years
  Ended September 30, 1999 and 1998                      F-8

Consolidated Statements of Stockholders' Equity -
Fiscal Years                                             F-9
  Ended September 30, 1999 and 1998

Consolidated Statements of Cash Flows - Fiscal Years
  Ended September 30, 1999 and 1998                     F-10

Notes to Consolidate Financial Statements               F-11

           CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEET
                          (Unaudited)

                             ASSETS

                                                      December 31,
                                                 1999              1998
Current Assets
 Cash                                          $ 115,351        $  18,865
Accounts receivable, net allowance of
 doubtful accounts of $270,845 and $270,845
 respectively                                    239,879           21,262
 Inventories                                     337,656           48,978
 Prepaid expenses and other                       58,035           42,481
     Total Current Assets                        750,921          131,586

 Furniture and Equipment                         243,646           65,397

Other Assets
 Cost in excess of fair value of assets          137,143          435,943
 Deposits                                         35,060           20,565
     Total Other Assets                          172,203          456,508
     Total Assets                            $ 1,166,770      $   653,491

             LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
 Line of Credit                              $    50,000      $    50,000
 Current portion of capital lease obligation      12,291                -
 Notes and advances payable -related parties     273,433          177,810
 Accounts payable                                643,296          715,333
 Accrued liabilites                            1,538,560        1,807,593
     Total Current Liabilities                 2,517,580        2,750,736

Long-Term Debt
 Capital lease obligations                       161,385               -
     Total Long-Term Debt                        161,385
     Total Liabilities                         2,678,965        2,750,736

Commitments and Contingencies

Shareholders' Equity
 Preferred stock, $0.01 par value; 1,000,000
 shares authorized, no shares issued and
 outstanding
 Common stock, $0.01 par value; 50,000,000
 shares authorized;  20,562,191 and
 10,384,232 shares issued and outstanding,
 respectively                                    205,622         103,842
Additional paid-in capital                    11,256,490      10,262,093
Accumulated deficit                          (12,974,307)    (12,463,180)
     Total Shareholder's Deficit              (1,512,195      (2,097,245)
     Total Liabilities and
      Shareholders' Deficit                 $  1,166,770    $    653,491

          CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF OPERATIONS
                         (Unaudited)

                                                 Three Months Ended
                                                    December 31,
                                               1999             1998

Revenues, net                                $   950,000      $  797,120

Cost of Sales                                    420,991         301,292

     Gross Profit                                529,009         495,828

Expenses
 Selling, general and administration             469,951         731,530
 Amortization of cost in excess
 of fair value of assets acquired and
intellectual property rights                      74,700         74,700
 Depreciation                                      8,796          6,978
     Total Expenses                              553,447        813,208

     Operating Loss                              (24,438)      (317,380)

Other Income (Expenses)
 Other Income                                      5,494          5,826
 Interest expense                                 (6,311)       (13,194)
     Total Other Income(Expense)                    (817)        (7,368)

     Net Loss                                $   (25,255)   $  (324,748)

         CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CASH FLOWS
                        (Unaudited)


                                                   Three Months Ended
                                                     December 31,
                                                1999                1998

Cash Flows From Operating Activities
 Net Loss                                    $  (25,255)      $ (324,748)
 Adjustments to reconcile net loss to
 net cash used in operating activities
  Depreciation                                    8,796            6,978
  Impairment loss and amortization of
   cost in excess of fair value and
   intellectual property rights                  74,700           74,700
  Imputed Interest                                5,469            6,120
Decrease (increase) in:
 Accounts receivable, net                      (238,727)           4,098
 Inventories                                   (102,111)          81,955
 Prepaid and other expenses                     (38,405)         (18,152)
Increase (decrease) in:
 Accounts payable                               187,307           13,035
 Accrued expenses                               152,382          134,202
    Total Adjustments                            48,411          302,936
    Net Cash Used in Operating Activities        23,156          (21,812)

Cash Flows From Financing Activities
 Repayments of notes and advances payable -
 related party                                 (52,835)           16,836
 Repayment from capital lease obligation       (14,370)                -
  Net Cash Provided by Financing Activities    (67,205)           16,836

  Net Increase (Decrease) in Cash              (44,049)           (4,976)

Cash, Beginning of period                      159,400            23,841

Cash, End of period                        $   115,351       $    18,865

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
               Notes to the Financial Statements
                  September 30, 1999 and 1998
                           (Unaudited)


NOTE 1 -            CONDENSED FINANCIAL STATEMENTS

       The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and 1998 and for all periods presented have been made.

       Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended September 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

                     DiRocco & Dombrow, P.A.
          Certified Public Accountants and Consultants

       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Cluster Technology Corp.
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of Cluster Technology Corp. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cluster Technology Corp. and Subsidiaries as of September 30, 1998 were audited by other auditors whose report is dated August 27, 1999. Those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cluster Technology Corp. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the consolidated financial statements, the Company has incurred significant losses, has a negative net working capital position, has numerous unresolved legal matters, all of its intellectual property and assets are offered as security on certain outstanding liabilities, and a substantial portion of its assets are intangible; the ultimate realization of which is uncertain. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 16. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ DiRocco & Dombrow, P.A.




January 14, 2000

               CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS

                                ASSETS
                                                             September 30,
                                                       1999              1998
Current Assets
  Cash                                             $   159,400      $    23,841

  Accounts receivable, net allowance
  for doubtful accounts of $270,845 and $270,845,
  respectively                                           1,152           25,360
  Inventories                                          234,545          130,933
  Prepaid expenses and other                            19,630           24,329
    Total Current Assets                               414,727          204,463

Furniture and Equipment                                246,365           89,047

Other Assets
  Cost in excess of fair value of assets               211,843          510,643
  Deposits                                              35,060           20,565
                                                       246,903          531,208
     Total Assets                                  $   907,995      $   824,718

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities
  Line of credit                                  $     50,000      $    31,000
  Current portion of long-term debt                          -            3,561
  Current portion of capital lease obligation           26,661                -
  Notes and advances payable - related parties         326,268          160,974
  Accounts payable                                     455,989          702,298
  Accrued liabilities                                1,374,632        1,543,155
      Total Current Liabilities                      2,233,550        2,440,988

Long-Term Debt
  Notes payable                                              -           14,547
  Capital Lease Obligations                            161,385                -
  Notes Payable - Related Parties                            -          141,680
     Total Long-Term Debt                              161,385          156,227
     Total Liabilities                               2,394,935        2,597,215

Commitments and Contingencies

Shareholders' Equity
 Preferred stock, $0.01 par value; 1,000,000 shares
 authorized; no shares issued and outstanding               -                 -
Common stock, $0.01 par value; 50,000,000 shares
 authorized; 20,562,191 and 10,384,232 shares
 issued and outstanding, respectively                 205,622           103,842
  Additional paid-in capital                       11,256,490        10,262,093
  Accumulated deficit                             (12,949,052)      (12,138,432)
    Total Shareholders' Deficit                    (1,486,940)       (1,772,497)

    Total Liabilities and Shareholders' Deficit  $    907,995    $      824,718

The accompanying notes are an integral part of the consolidated financial statements.

               CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         September 30,
                                                     1999              1998

Revenues, net                                   $  3,392,000      $  3,140,336

Cost of Sales                                      1,030,978         1,298,133

     Gross Profit                                  2,361,022         1,842,203

Expenses
  Selling, general and administrative              2,813,576         3,969,915
  Impairment loss of cost in excess of
   fair value assets acquired and intellectual
   property rights                                         -           770,000
  Amortization of cost in excess of fair value of
   assets acquired and intellectual property rights  298,800         1,115,900
  Depreciation                                        27,911            33,622
     Total Expenses                                3,140,287         5,889,437

     Operating Loss                                 (779,265)       (4,047,234)

Other Income (Expenses)
  Other income                                        24,791                 -
  Loss on sale of fixed assets                             -            (1,912)
  Interest expense                                   (56,146)          (41,928)
  Loss on settlement                                       -          (330,770)
     Total Other Income (Expense)                    (31,355)         (374,610)

          Net Loss                                $ (810,620)     $ (4,421,844)


Net Loss Per Common Share                         $    (0.06)     $      (0.36)

Weighted Average Number of Common Shares
  Outstanding                                     13,052,379        12,420,890



The accompanying notes are an integral part of the consolidated financial statements.

                     CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'  DEFICIT

                                                                                                                       Total
                                   Preferred Stock            Common Stock           Additional                    Shareholders'
                                   $0.01 Par Value           $0.01 Par Value           Paid-In       Accumlated      Equity
                                 Shares        Amount     Shares       Amount          Capital         Deficit      (Deficit)
Balance at September 30, 1997          -            -     11,784,232     $ 117,842   $ 9,783,008    $ (7,716,588)  $  2,184,262

Acquisition of subsidiary              -            -        500,000         5,000     1,370,000               -      1,375,000

Cancellation of common stock           -            -     (2,450,000)      (24,500)   (1,786,500)              -     (1,811,000)

Issuance of common stock in
 partail payment for services          -            -         40,000           400        54,600               -         55,000

Issuance of common stock in
  private placement, net               -            -        510,000         5,100       801,065               -        806,165

Imputed interest on noninterest
  bearing advances and notes           -            -              -             -        39,920               -         39,920

Net loss for the year ended
 September 30, 1998                    -            -              -             -             -      (4,421,844)    (4,421,844)

Balance at September 30, 1998          -            -     10,384,232       103,842    10,262,093     (12,138,432)    (1,772,497)

Exercise of stock option               -            -      1,700,000        17,000       153,000               -        170,000

Reset provision for private
  placement in 1997                    -            -        868,959         8,690        (8,690)              -              -

Issuance of common stock
  for services                         -            -        999,000         9,990       193,034               -        203,024

Issuance of common stock
  in private placement                 -            -      6,610,000        66,100       632,572               -        698,672

Imputed interest on noninterest
  bearing advances and notes           -            -              -             -        24,480               -              -

Net loss for the year ended
  September 30, 1999                   -            -              -             -             -        (810,620)      (786,140)

Balance at September 30, 1999          -      $     -     20,562,191     $ 205,622  $ 11,256,490   $ (12,949,052)  $ (1,486,941)


The accompanying notes are an integral part of the financial statements.

               CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      September 30,
                                                   1999              1998

Cash Flows From Operating Activities
  Net loss                                       $ (810,620)     $ (4,421,844)
  Adjustments to reconcile net loss to net cash
   used in operating activities
    Common stock issued for services and expenses   203,024            55,000
    Loss on sale of fixed assets                          -             1,912
    Provision for bad debts                               -           286,488
    Depreciation                                     27,911            33,622
    Impairment loss and amortization of cost
     in excess of fair value and intellectual
     property rights                                298,800         1,885,915
    Imputed interest                                 24,480            39,920
  Decrease (increase) in:
    Accounts receivable, net                         24,208          (287,504)
    Inventories                                    (103,612)          (80,301)
    Prepaid and other expenses                        4,657           (12,329)
    Deposits                                        (14,452)           (2,692)
  Increase (decrease) in:
    Accounts payable                               (246,309)          499,866
    Accrued expenses                                137,331         1,043,715
          Total Adjustments                         356,038         3,463,612
 Net Cash Used in Operating Activities             (454,582)         (958,232)

Cash Flows From Investing Activities
 Acquisitions of furniture and equipment, net      (185,229)          (30,743)
   Net Cash Used in Investing Activities           (185,229)          (30,743)

Cash Flows From Financing Activities
  Repayments of notes and advances payable-
    related party                                  (282,240)         (392,692)
 Proceeds from (repayments of) line of credit        19,000          (268,501)
 Proceeds from notes payable                              -             8,747
 Repayment of notes payable                         (18,108)           (3,517)
 Proceeds from capital lease obligation             190,000                 -
 Repayments from capital lease obligation            (1,954)                -
 Proceeds from issuance of stock upon exercise
   of stock options                                 170,000                 -
 Issuance of common stock                           698,672           806,165
   Net Cash Provided by Financing Activities        775,370           150,202

   Net Increase (Decrease) in Cash                  135,559          (838,773)

Cash, Beginning of Year                              23,841           862,614

Cash, End of Year                               $   159,400       $    23,841


The accompanying notes are an integral part of the consolidated financial statement.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE I - ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT
RISKS

Organization and Basis of Presentation

Cluster Technology Corporation (CTC) was formed in 1985 to develop and distribute a computer peripheral product. In 1986, to fund its initial operations, CTC issued 120,000 shares of its common stock through its initial public offering of its securities. The Company received net proceeds from this offering of approximately $971,000. CTC's product development and distribution activities were unsuccessful, and it became inactive in 1987. A Form 15 was filed with the Securities and Exchange Commission (SEC) to terminate CTC's reporting obligation under Federal Securities Laws. In addition, CTC discontinued its operations by entering into an agreement with a third party; wherein, the third party agreed to assume CTC's assets, liabilities and operations. As a result, until March 1996, CTC was a publicly held corporate shell seeking a business venture in which to participate.

In March 1996, CTC acquired all of the issued and outstanding stock of Professional Distribution Systems, Inc. (PDS), a privately held company, in exchange for 5,240,000 shares (as adjusted) of its previously unissued common stock. This transaction was accounted for as a recapitalization of PDS, with PDS as the acquirer (a reverse acquisition). PDS was incorporated in February 1996.

Prior to the merger, PDS's activity primarily consisted of its acquisition of intellectual property rights for the worldwide marketing and manufacturing of certain hot and cold pack products and technology. The rights were acquired by the original shareholders of PDS for $1,100,000 and then assigned to PDS in exchange for 262.5 shares of PDS common stock. The rights were carried at their original cost less accumulated amortization, which was calculated on a straight-line basis over the estimated useful lives of the assets, approximately five years. The recoverability of these rights were evaluated and estimated by management of the Company with the primary indicator of recoverability being management's opinion of the products forecasted cash flows and profitability compared to the carrying value of the rights. Management has determined that it could not properly market and/or manufacture these products to a point were it could realize its original investment in the intellectual property rights. As a result, the Company no longer invests any significant time or money in these products; accordingly, the
Company expensed its unamortized balance in the intellectual property rights as of the beginning of fiscal 1998. Current management is reviewing the original PDS merger transaction to determine whether it was an arms-length transaction. No adjustments that may result upon the ultimate resolution of this matter have been recorded in the accompanying financial statements.

In  1996, CTC acquired Universal Pain Technology, Inc. (UPT) (see
Note 11). UPT owns the rights to certain pain relief products and programs, which includes the DRS SystemTM. CTC also acquired Master Medical Marketing (MMM). The activity of MMM since its inception has not been significant.

In May 1997, CTC created and incorporated Universal Pain Clinics, Inc. (UPC). CTC intended to use UPC to develop and/or purchase pain clinics that utilize the DRS SystemTM. Activity of UPC through September 30, 1998 primarily consisted of organizational and travel expenses.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE I - ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT
RISKS, (C0NTINUED)

Organization and Basis of Presentation, (Continued)
In October 1998, UPT acquired all of the issued and outstanding stock of PDS and UPC. This merger is accounted for under the pooling of interest method, UPT currently manufactures, distributes and markets the DRS SystemTM.

The consolidated financial statements include the accounts of CTC, PDS, UPT, UPC and MMM (collectively, the Company). All significant intercompany accounts have been eliminated in the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally on the average cost method. Provision for potentially obsolete or slow-moving inventory is based on management's analysis of inventory levels and future sales forecasts.

Inventories consist of the following at September 30:

                                         1999           1998

Materials                                $206,589       $130,933
Finished goods                             27,956              -
                                       ------------     -----------
                                         $234,545       $130,933
                                          =======         =======
Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the equipment, which ranges from three to five years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Cost In Excess of Fair Value of Assets Acquired

The excess of investments in consolidated subsidiaries over the net asset value at acquisition is amortized over a five-year period. The Company's policy is to evaluate these intangible assets based upon an evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates, or if the expected future net cash flows would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse (see Note 10).

Revenue Recognition

Revenue from the sale of DRS SystemsTM to customers is recognized at the time the products are shipped.

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted in loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, or converted into common stock and resulted in the issuance of common stock. Common share equivalents are not considered in calculations of per share data when their inclusion would have an anti-dilutive effect on diluted net in loss per share. Basic and diluted loss per common share were the same in both 1999 and 1998, as all common stock equivalents were anti-dilutive.

Fair Value of Financial Instruments

Financial instruments reflected in the Company's balance sheets at September 30, 1999 and 1998 include cash, accounts receivable, line of credit payable, other debt and notes and advances payable
- related parties. The carrying amount of cash, accounts receivable and line of credit payable approximate their fair value due to the short maturity of those instruments. Because of the circumstances and the nature of the Company's relationship with its creditors, it was not practical to estimate the fair value of the approximately $326,000 and $303,000 of notes and advances payable-related parties, as well as other debt outstanding as of September 30, 1999 and 1998, respectively (see
Note 3).

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposited in financial institutions. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

In fiscal 1999 and 1998, $1,500,000 and  $1,800,000, respectively of the Company's revenues were from a leasing company, which purchased the machines from the Company and then leased to a third party. The loss of this financing option to potential purchasers/users of the
DRS SystemTM could have a significant negative financial impact on the Company.

Concentration

The Company currently generates 100% of its income from the sale of the DRS SystemTM. Elimination of this product could have a significant negative impact on the Company in the near-term.

NOTE 3 - RELATED-PARTY TRANSACTIONS

The Company is indebted to a shareholder and officer of the Company in the amount of $241,000 as of October 1, 1997. The notes are unsecured, non-interest bearing. Payments made on these advances during the years ended September 30, 1999 and 1998, approximated $58,000 and $279,000, respectively, which resulted in an overpayment of approximately $96,000 and $38,000, respectively. In fiscal 1999, the $96,000 was expensed as it is not likely that these monies will be returned. The Company is currently in litigation with this former officer.

In September 1997, the Company issued a note payable to a consultant/shareholder for an unpaid balance relating to consulting fees from prior years, of approximately $284,000. The note is non-interest bearing and is payable at the rate of $5,000 per month through September 1999, with a balloon payment due October 1999. The balance due under this note at September 30, 1999 and 1998, is approximately $175,000 and $202,000, respectively. The Company is currently in default of this note. In addition, the Company is presently in litigation with the aforementioned shareholder.

Loan payable due to a stockholder and officer of the Company at September 30, 1999 was approximately $20,000. The loan is unsecured and non-interest bearing.

Also included in notes and advances - related parties is approximately $131,000 of liabilities related to product returns.
These liabilities are being contested by the Company.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 3 - RELATED-PARTY TRANSACTIONS, (CONTINUED)

Interest is imputed on these non-interest bearing notes and advances at the rate of 8% per annum. Imputed interest approximated $24,480 and $39,920 for the years ended September
30, 1999 and 1998, respectively.

During fiscal year ended September 30, 1999, the Company sold two
DRS SystemTM to a shareholder and officer of the Company in the amount of $190,000. This transaction was accounted for at an arms length transaction (see Note 9)

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at September
30:

                                         1999           1998

  Furniture                         $  11,419       $ 16,471
  Equipment                           131,291        131,010
  Idle equipment, under capital
    lease obligation                  190,000              -
                                  -----------    -----------
                                      332,710        147,481
  Less accumulated depreciation       (86,345)       (58,434)
                                   -----------    -----------
                                     $246,365       $ 89,047
                                      =======        =======

NOTE 5 - COST IN EXCESS OF FAIR VALUE OF ASSETS

The balance of cost in excess of fair value of assets consist of the following at September 30:


                                                        1999      1998

Cost in excess of fair value of assets acquired  $  1,464,043   $  1,464,043
Less accumulated amortization                      (1,252,200)      (953,400)
                                                 ----------------------------
                                                 $    211,843   $    510,643
                                                      ========       ========
NOTE 6 - ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30:

                                           1999           1998
  Accrued former officer salary     $   543,822    $   609,769
  Accrued judgement payable             429,328        615,509
  Payroll and related                    32,801        127,877
  Accrued expenses                      189,675         10,000
  Refunds payable                       180,000        180,000
                                    ------------    -----------
                                     $1,374,632     $1,543,155
                                       ========       ========

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 7 - LINE OF CREDIT

In April 1997, the Company obtained a $50,000 line of credit with a bank. Borrowings under this line of credit accrue interest at the lending institution's prime rate plus 3%, are collateralized by the assets of the Company and are due upon
demand.   The line of credit agreement expires in April 2000.

NOTE 8 - LONG-TERM DEBT

Long-term debt consists of the following at September 30, 1998:

Equipment note payable to financial institution,
with monthly principal payments of approximately $190,
maturing in April 2002, interest accrues at the rate of
17.0% per annum, collateralized by equipment           $  5,221

Equipment note payable to financial institution,
with monthly principal payments of approximately $150,
maturing in September 2002, interest accrues at the rate
of 16.9% per annum, collateralized by equipment           4,720

Equipment note payable to financial institution,
with monthly principal payments of approximately $220,
maturing in July 2003, interest accrues at the rate of
16.9% per annum, collateralized by equipment              8,167
                                                       ---------
     Total Long-term debt                                18,108

Less current portion                                     (3,561)
                                                        ---------
Total long-term portion                                $ 14,547
                                                         ======

Interest expense paid by the Company during the years ended
September 30, 1998 approximated $13,000.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 9 - CAPITAL LEASE OBLIGATION

In 1999, the Company under a sale and lease-back arrangement sold
to a related party two DRS SystemTM   for $95,000 each.  The
machines were then leased back to the Company for five years with monthly payments of $4,790 expiring in 2004 under a capital lease. The machines are included in furniture and equipment. No depreciation is being taken since the machines are not in use at this time.

The future minimum lease payments due under the capital lease is as follows:
     Year Ending
   September 30:           Amount

     2000                   $ 26,661
     2001                     31,834
     2002                     37,937
     2003                     45,212
     2004                     46,402
                            ----------
                             188,046
  Less current portion       (26,661)
                            ---------
  Total long-term portion   $161,385
                              ======

NOTE 10 - INCOME TAXES

As of September 30, 1999, the Company has a net operating loss carryforward of approximately $10,750,000 available to offset future taxable income. The net operating loss carryforward expires during the years 2001 through the year 2014. Under U.S. federal tax laws, certain changes in ownership of a company may cause a limitation on future utilization of these loss carryforwards.

The Company has established a valuation allowance to fully offset potential deferred tax assets resulting from its income tax loss carryforwards as their future realization is uncertain.

NOTE 11 - SHAREHOLDERS' EQUITY

Preferred Stock

The Board of Directors is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences, privileges, options or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights, and conversion privileges. No shares of preferred stock have been issued and there are currently no plans, agreements or understandings for the issuance of any shares of preferred stock.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 11 - SHAREHOLDERS' EQUITY, (CONTINUED)

Private Placement

In October 1997 and November 1997, the Company completed its private placement from 1997 and issued an aggregate of 510,000 shares of its common stock for $ 1.75 per share and 183,500 warrants exercisable at $3.00 per share. The Company received net proceeds of approximately $806,000 from these issuances. Offering costs associated with these issuances approximated $86,000. These shares and warrants are subject to certain anti-dilutive provisions, as defined in the offering memorandum.

During fiscal year 1999, the Company issued 868,959 additional shares of its common stock and reduced the exercise price of these private placement warrants to $1.50 per share as a result of the Company's failure to meet the required minimum earnings per share.

During fiscal year 1999, the Company sold through two private placements 2,360,000 shares of its common stock at $.15 per share and 4,250,000 shares of its common stock at $.10 per share. The Company received net proceeds of $698,672 from these offerings. Offering costs associated with these issuances approximated $80,000.

The Company issued 999,000 and 40,000 shares of its common stock in fiscal years 1999 and 1998, respectively, to individuals as compensation for their services. These transactions were valued at $203,024 and $55,000, respectively, which was the fair market value based upon either the open market closing price or a board of directors designation as of the date of each individual's involvement with the Company.

Acquisitions

In September 1996, the Company acquired all of the issued and outstanding shares of UPT in exchange for 1,500,000 shares of its common stock. At the time of the acquisition, UPT did not have any significant assets and its operations had not been significant since its inception. As the fair market value of UPT was not readily determinable the acquisition was recorded in the accompanying financial statements using an estimated fair market value of the CTC stock issued of $1.50 per share. The fair market value of the issued stock was based upon the issuance price of the recent private placements. Accordingly, the Company recorded approximately $2,250,000 of cost in excess of fair value of assets acquired as a result of this transaction. As part of the related agreement, the previous UPT shareholder agreed to provide product/program development, training, billing, marketing and instructional services to the Company. In addition, the Company agreed to pay the previous UPT shareholder a commission for each Shealy Pain ProgramTM franchise sold. The Company currently has no plans to offer such franchises for sale. The Company's former management had various differences of opinions with the original shareholder of UPT and in June 1998, an agreement was reached whereby 1,200,000 shares of the Company's common stock was returned to the Company. The Company determined the value of the 1,200,000 returned shares to be approximately $756,000, using the average stock quote of the Company's common stock for the month of June 1998. As a result, cost in excess of fair value of assets acquired and common stock and additional paid-in-capital were reduced by a corresponding amount.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 11 - SHAREHOLDERS' EQUITY, (CONTINUED)

Acquisitions, (Continued)

In October 1996, the Company acquired all of the issued and outstanding shares of MMM in exchange for 1,500,000 shares of its common stock. MMM was a medical marketing company, which the Company intended to use to help facilitate the sales of UPT. At the time of the acquisition, MMM did not have any assets and its operations had not been significant since its inception. As the fair market value of MMM was not readily determinable the acquisition was recorded using an estimated fair market value of the CTC stock issued of $1.50 per share. The fair market value of the issued stock was based upon the issuance price of the recent private placements. Accordingly, the Company recorded approximately $2,250,000 of post in excess of fair value of assets acquired as a result of this transaction. The recoverability of the cost in excess of fair value of assets acquired was evaluated and estimated by management of the Company, with the primary indicator of recoverability being management's opinion of MMM's forecasted cash flows and profit ability, compared to the carrying value of the cost in excess of fair value of assets acquired. As a result of management's evaluation, and its belief that adequate cash flows and profitability would not be generated from MMM, the Company expensed approximately $1,882,000 of the recorded cost in excess of fair value of assets acquired in fiscal 1997. The Company had a consulting and a employment agreement with the two former shareholders of MMM whereby the former shareholders would provide consulting, marketing and development services to MMM. As part of these agreements, the Company agreed to compensate the former shareholders at 10% of the sales price of each Shealy Pain ProgramTM franchise sold by the Company. In September 1998, this acquisition was rescinded and 750,000 of the Company's originally issued shares were returned to the Company and the Company returned all of the MMM shares to the original owners. The Company determined the value of the 750,000 returned shares to be approximately $367,000, using the average stock quote of the Company's common stock for the month of September 1998. As a result, cost in excess of fair value of assets acquired and common stock and additional paid-in capital were reduced by a corresponding amount.

In October 1997, the Company entered into an agreement to acquire The Shealy Institute, Inc. (TSI), an organization owned by a shareholder of the Company. The agreement required the Company to issue 500,000 shares of its common stock and pay $80,000 in consideration for all of the issued and outstanding shares of TSI. The agreement also required the Company to enter into a management agreement with Holos Institute of Health (HIH), a company controlled by a related party, immediately following the Company's purchase of TSI. Under the management agreement, HIH would have managed the ongoing operations of TSI and received a monthly management fee of $30,000 per month from the Company. In July 1998, the purchase agreement was rescinded and 500,000 shares were returned to the Company. Organization costs incurred to the date of rescission amounted to approximately $49,000 and were expensed as of that date.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 12 - STOCK OPTIONS

In January 1998, the Company's Board of Directors revised the exercise price of certain of its outstanding options to purchase common stock. In April 1998, the Company's Board of Directors rescinded the January 1998 revision; accordingly, the aforementioned stock options are exercisable at their original exercise price.

In January 1998, the Company issued to two of its officers options to purchase an aggregate of 500,000 shares of its common stock at $2.38 per share. The options were fully vested as of the date of their issuance and expire the earlier of 30 days subsequent to employment termination or January 2008.

In 1998, the Company canceled options to purchase 800,000 shares of its common stock upon the termination of employment of an officer of the Company.

In fiscal year 1999, the Company issued options to purchase an aggregate of 1,850,000 shares of its common stock at $.10 per share and 277,000 shares of its common stock at $.15 per share. Options issued to employees, one of which is an officer of the Company were 1,450,000 shares. These options were fully vested as of the date of their issuance and expire the earlier of 30 days subsequent to termination of employment. Options issued to
consultants were 677,000 shares.   These options were fully
vested as of the date of their issuance and expire in August
2004.

Activity related to the Company's stock options during the years ended September 30, 1999 and 1998, was as follows:

                                          Outstanding Options
                                                         Weighted
                                        Number of         Average
                                         Shares        Exercise Price

September 30, 1997                      1,662,000           $2.52
Grants                                    936,500           $2.14
Exercises                                       -               -
Cancellations                            (800,000)          $1.64
                                       -------------

September 30, 1998                      1,798,500           $2.45
Grants                                  2,127,000           $ .10
Exercises                              (1,700,000)          $ .10
Cancellations                                   -               -
                                       --------------
September 30, 1999                      2,225,500           $2.11
                                         ========
Options Exercisable at:
September 30, 1999                      2,225,500           $2.11
                                         ========

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 12- STOCK OPTIONS, (CONTINUED)

The range of exercise prices for options outstanding at September
30, 1999 was $0.10 to $3.25. The following table summarizes information about options outstanding at September 30, 1999:

                                     Outstanding Options
                                           Weighted              Weighted
                                            Average              Average
                              Number      Contractual            Exercise
Range of Exercise Prices     of Shares    Life (in years)         Price

$0.10 to $3.00                680,000          3.4                $  .83
$3.01 to $3.25              1,545,500          6.2                $ 2.68
                          --------------
                            2,225,500          5.33               $ 2.11
                             ========

                                    Exercisable Options
                                                                Weighted
                                                                 Average
                                              Number             Exercise
Range of Exercise Prices                    of Shares             Price
$0.10 to $3.00                               680,000               $ .83
$3.01 to $3.25                             1,545,500               $2.68
                                          -------------
                                           2,225,500               $2.11
                                           ========
SFAS  No.  123,  "Accounting for Stock-Based Compensation"  (SFAS
123)  was  issued during 1995 and is effective for  fiscal  years ending after December 15, 1996. This pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based  on new  fair  value accounting rules. Companies that choose  not  to adopt the new fair value accounting rules are required to disclose net income and earnings per share under the new method on a pro forma basis. The Company accounts for its options and warrants according to APB No. 25 and follows the disclosure provisions of SFAS 123. Accordingly, if options or warrants are
granted   to   employees  or  others  for  services   and   other
consideration with an exercise price below the fair market  value on  the  date  of the grant, the difference between the  exercise price  and  the  fair market value is charged to operations.  The fair value of the options granted during the fiscal years ended September 30, 1999 and 1998, reported below, has been estimated at  the  dates  of grant using the Black-Scholes  option  pricing model with the following assumptions:
                                             1999        1998

Expected life (in years)                      5            7
Risk-free interest rate                       6.0%         6.0%
Volatility                                   11.0%       162.0%
Dividend yield                                0.0%         0.0%

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 12- STOCK OPTIONS, (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For the purpose of pro forma disclosures, the estimated fair values of the options is amortized to expense over the options vesting period. The Company's pro forma information is as follows:

                                           1999             1998

Pro forma net loss                    $(1,690,000)      $(6,009,000)
Pro forma loss per share              $      (.13)      $      (.48)

The effects on pro forma disclosures of applying SFAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 13 - OTHER

Selling, general and administrative expenses consist of the following at September 30:

                                        1999                  1998

  Salaries and related            $ 1,356,885               $ 1,554,432
  Consulting                          379,525                   412,036
  Professional expense                201,664                   379,500
  Bad debts                                 -                   286,488
  Rent expense                        256,909                   247,820
  Travel                              126,815                   220,262
  Office expense                       32,774                   202,969
  Advertising                          39,837                   135,311
  Contract labor                       46,131                    94,992
  Research and development             14,045                    74,418
  Insurance                           141,815                    68,375
  Telephone                            46,118                    59,484
  Repairs and maintenance               6,775                    21,684
  Patents and rights                        -                     9,604
  Utilities                             5,838                     4,559
  Dues and subscription                 4,575                     3,648
  Miscellaneous and other             153,870                   194,333
                                  --------------             --------------
                                  $ 2,813,576               $ 3,969,915
                                    ========                   ========

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under an operating lease that was assigned to it by an officer of the Company. The lease expires November 1998. In June 1996, the Company entered into an agreement to lease warehouse space, commencing July 1, 1996. The space was vacated in July 1999. This lease expires June 2001.

In July 1999, the Company entered into an agreement to lease office/warehouse space located in South Florida, for manufacturing and distribution of the DRS SystemTM and executive offices. This lease expires June 2000. The lease contains one three year option.

Future minimum rental payments under these leases are
approximately as follows:
                    Year Ending
                    September 30               Amount
                        2000                  $281,154
                        2001                   162,333
                                             -----------
                                              $443,487
                                               ======
For the years ended September 30, 1999 and 1998, rent expense approximated $249,750 and $247,820, respectively.

Employment Agreements

As of September 30, 1999, the Company had an employment agreement with one of its officers that required the payment of minimum monthly salaries plus car allowances. Payment of certain officer's salaries were deferred and classified as accrued liabilities in the accompanying financial statements.

The agreements also provide for, among other things, bonus compensation based upon the number of DRS SystemsTM sold and severance pay.

Litigation and Contingent Liabilities

The Company had certain liabilities relating to its previous peripheral computer product operations which it was unable to extinguish (see Note 1). The Company's legal counsel has advised the Company that the statutes of limitation related to collection of these liabilities has expired; however, there is no assurance that the creditors will not pursue collections. No provision or liability has been made in the accompanying consolidated financial statements for these costs, which relate to the Company's previous operations.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 14- COMMITMENTS AND CONTINGENCIES, (CONTINUED)

Litigation and Contingent Liabilities, (Continued)


In October 1996, the Company and UPT were named as co-defendants in a lawsuit claiming damages of approximately $110,000 for the alleged breach of contract with the plaintiff. The Company has filed a motion to dismiss the claims, and UPT has answered the petition filed denying all of the allegations. Management believes that the Company and UPT are not liable for the damages claimed and intends to vigorously contest the lawsuit; accordingly, no provision for any liability that may result upon the resolution of this claim has been recorded in the accompanying financial statements.

In June 1997, the Company was named as a co-defendant in a lawsuit claiming unspecified damages for its alleged violation of various federal and state securities laws. The complaint relates to the cancellation of 250,000 and 1,000,000 of the Company's shares of stock, which were being held in escrow for the complainant as compensation for consulting and sales services to be performed. The Company canceled the shares due to a disagreement between the original shareholders of PDS. The lawsuit also claims unspecified damages for alleged violations of various federal and state securities laws, including fraudulent misrepresentations by certain directors of the Company. Management believes that the Company is not liable for any damages claimed and intends to vigorously contest the lawsuit; accordingly, no provision for any liability that may result upon the resolution of this claim has been recorded in the accompanying financial statements. The accompanying financial statements have also been prepared assuming the 1,000,000 shares of common stock were never issued.

In December 1997, the Company filed a lawsuit against two former employees (the Defendants) of UPC asserting breach of contract, among other claims, by the Defendants. Subsequent thereto, the Defendants filed a counterclaim seeking damages for wrongful termination of employment contracts, in the aggregate of $480,000 per year, for the period June 1, 1997 through May 29, 2000 less amounts previously paid. The Defendants also sought other costs, including the value of options which were made available to them, attorneys fees and out-of-pocket expenses. In March 1998, a nonprofit corporation related to the aforementioned Defendants filed a lawsuit against the Company claiming damages for letters sent by the Company that were allegedly false and misleading and disparaged the nonprofit corporation. In 1998, the parties of these lawsuits entered into a settlement agreement whereby the Company received $10 as consideration for entering into the agreement.

In April 1998, the Company terminated an officer of the Company. The officer was also a director and subsequently resigned from their Board of Directors. The former officer disputed the termination and requested the matter be resolved through arbitration, as allowed by the employment agreement. In February 1999, the Company reached a confidential settlement agreement with the former officer. The settlement has been accrued in the accompanying 1998 financial statements. The balance accrued as of September 30, 1999 and 1998 is $42,500 and $120,000,
respectively.

            CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Litigation and Contingent Liabilities, (Continued)

In June 1998, the Company sold four DRS SystemTM to a leasing company for an aggregate of $400,000, of which only $300,000 has been received by the Company. The agreements called for the Company to immediately lease the machines back from the leasing company over a two-year period and then purchase the machines at the end of the lease for the greater of the machines fair market value or an aggregate of $252,000. The machines were originally intended to be used in a Company-owned clinic. The loans are collateralized by the machines. In addition, the loan agreements prohibit the transfer of the Company's interest in the collateral, including, but not limited to, its sale or disposal, This transaction has been recorded as a financing activity in the accompanying financial statements. The Company did not open the intended clinic and, in 1998, it sold the collateral underlying the loan in violation of the loan agreement. The Company is also in default on these loans due to nonpayment of certain installments due under the agreements. In January 1999, a judgment in the amount of $615,509 was entered against the Company as a result of its breach of its lease obligations under the four equipment lease agreements. The accompanying financial statements include the entire amount due under the judgment, which resulted in a $330,770 loss on settlement. The Company does not believe the judgment amount is reasonable and it is currently reviewing its options, if any, regarding this matter. The settlement payable has been classified as accrued liabilities in the accompanying financial statements.

In November 1998, the Company's Board of Directors negotiated a severance package with a former officer and director of the Company. Included in the severance package was a UCC-1 security agreement collateralizing the severance payments with all of the Company's intellectual property rights and assets. The severance package was consideration for accrued salary, loans made to the Company by the former officer and severance. The directors who negotiated the severance package have since been removed from the Company's Board of Directors. Current management is contesting the severance package and the UCC-1 provided to the former officer. The former officer has filed a claim against the Company for payment of the severance package. In addition to the aforementioned agreement, the previous directors entered into an exclusive agreement whereby the former officer received the worldwide distribution rights, excluding the United States, Canada and Greece, for the Company's primary product, the DRS SystemTM. Current management believed this agreement to be grossly unfair and cancelled the worldwide distribution agreement. The former officer has contested the cancellation and has filed suit against the Company. The Company intends to vigorously defend its position on these matters. The Company's legal counsel cannot reasonably evaluate the likelihood of an unfavorable outcome to the Company or the range of potential loss, if any; accordingly, no provision for any other liability that may result upon the resolution of this matter has been recorded in the accompanying financial statements.

           CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES,
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Litigation and Contingent Liabilities, (Continued)

In July 1999, the shareholders, by written shareholder consent, resolved for the removal of two directors from the Company's Board of Directors. The shareholders further resolved for the addition of three newly elected members to the Board of Directors. As a result of their removal, the two former directors have initiated litigation against the Company, the Company's current Board of Directors, as well as certain consultants to the Company. The claim includes, among other things, that the removal of the two directors is not valid, in part, due to the issuance an aggregate of 250,000 shares of the Company's common stock and options to purchase 1,250,000 shares of the Company's common stock to a director and to two consultants to the Company in 1999. The claim contends these issuances were not properly authorized by the Company, which resulted in a dilution to the removed directors' ownership interest and, in turn, effected the shareholder vote to remove them as directors of the Company. The Company intends to vigorously defend its position on these matters and to bring counterclaims against the former directors. The Company's legal counsel cannot reasonably evaluate the likelihood of an unfavorable outcome to the Company or the range of potential loss, if any; accordingly, no provision for any liability that may result upon the resolution of this matter has been recorded in the accompanying financial statements.

Current management has reviewed prior business transactions between the Company and its former management. Based upon that review, current management, along with outside legal counsel, believes that some legal improprieties may have occurred in prior years. Current management believes that there may have been fraudulent misrepresentations regarding the Company's 1996 acquisition of PDS and has filed a complaint for rescission of this transaction. The Company's legal counsel cannot reasonably evaluate the likelihood of a favorable outcome to the Company, if any; accordingly, no adjustment that may result upon the resolution of this matter has been recorded in the accompanying financial statements. The carrying value of the primary asset included in the acquisition of PDS, the intellectual property rights for hot and cold pack products, has been determined by management to be unrecoverable and has been fully expensed as of September 30, 1998.

The Company was named as a co-defendant in a lawsuit claiming damages of approximately $625,000 for the alleged misrepresentation and violation of the Tennessee Consumer Protection Act in connection with the sale of the DRS SystemTM. Management is contesting the case. No provision for any liability that may result upon the resolution of this claim has been recorded in the accompanying financial statements.

The Company is involved in certain other lawsuits for which it does not believe the ultimate outcome will have a significant adverse effect on the Company.

           CLUSTER TECHNOLOGY CORP. AND SUBSIDIARIES,
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             YEARS ENDED SEPTEMBER 30, 1999 AND 1998


NOTE 15 - CASH FLOW INFORMATION

Supplemental cash flow information:
                                               1999       1998
     Cash paid during the year for:
     Interest                                $31,666    $ 2,008
                                              ======      ======

NOTE 16 - GOING CONCERN

As shown in the accompanying consolidated financial statements, the Company has incurred significant losses, has a negative net working capital position, has numerous unresolved legal matters, certain debt of the Company is secured by the Company's assets and a substantial portion of its assets are intangible; the ultimate realization of which is uncertain. The Company's continued existence is dependent presently upon the generation of funds from future profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. The Company's intentions currently include reducing overhead and marketing the DRS SystemTM to large health care and/or pain management organizations.

NOTE I7 -SUBSEQUENT EVENTS

Stock Options

In October 1999, options to purchase an aggregate of 835,000 shares of the Company's common stock, at $.50 per share, were issued to directors, officers and employees of the Company.